Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

FDA to review supplemental Biologics License Application for Praluent® (alirocumab) Injection as potential treatment to reduce major adverse cardiovascular events

*	FDA also recently approved Praluent label update for some patients currently requiring LDL apheresis therapy

Paris and Tarrytown, NY – September 12, 2018 – Sanofi and Regeneron Pharmaceuticals, Inc. announced that the U.S. Food and Drug Administration (FDA) has accepted a supplemental Biologics License Application (sBLA) for Praluent® (alirocumab) Injection, a PCSK9 inhibitor. The sBLA outlines a proposed update to the Prescribing Information to include the effect of Praluent in reducing the overall risk of major adverse cardiovascular events (MACE). MACE is an umbrella term that includes heart attack, ischemic stroke, death from coronary heart disease and unstable angina requiring hospitalization. The FDA set a Prescription Drug User Fee Act (PDUFA) action date of April 28, 2019.

The sBLA is supported by data from ODYSSEY OUTCOMES, a Phase 3 cardiovascular outcomes trial that assessed the effect of Praluent in 18,924 patients who had an acute coronary syndrome (ACS), such as a heart attack, between 1-12 months (median 2.6 months) before enrolling in the trial. Results of the ODYSSEY OUTCOMES trial were presented at the American College of Cardiology’s 67th Annual Scientific Session & Expo in March 2018.

The effect of Praluent on cardiovascular morbidity and mortality, including MACE, is currently being reviewed and has not been fully evaluated by any regulatory authority.

Additional Treatment Option for Patients Who Currently Require Apheresis Therapy

In addition, the FDA recently approved an update to the Praluent Prescribing Information to include clinical information regarding its use in patients with heterozygous familial hypercholesterolemia (HeFH) who require additional lowering of LDL-C (low-density lipoprotein cholesterol) along with diet and maximally-tolerated statin therapy and who are undergoing apheresis treatment. Apheresis is a procedure where LDL-C is removed from the blood, in a process similar to kidney dialysis. The recommended dose of Praluent in patients undergoing LDL apheresis is 150 mg once every 2 weeks. Praluent can be administered without regard to timing of apheresis.

The update is supported by data from the pivotal Phase 3 ODYSSEY ESCAPE trial of 62 patients with HeFH, an inherited form of high cholesterol, whose cholesterol levels required chronic, weekly or bi-weekly apheresis therapy.

About Praluent

Praluent inhibits the binding of PCSK9 (proprotein convertase subtilisin/kexin type 9) to the LDL receptor and thereby increases the number of available LDL receptors on the surface of liver cells to clear LDL, which lowers LDL-C levels in the blood. Praluent is being developed by Regeneron and Sanofi under a global collaboration agreement.

Praluent is approved in more than 60 countries worldwide, including the U.S., Japan, Canada, Switzerland, Mexico and Brazil, as well as the European Union (EU). In the U.S., Praluent is approved for use as an adjunct to diet and maximally tolerated statin therapy for the treatment of adults with HeFH or clinical atherosclerotic cardiovascular disease (ASCVD) who require additional lowering of LDL-C. The effect of Praluent on cardiovascular morbidity and mortality has not been determined.

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led by physician-scientists for 30 years, our unique ability to repeatedly and consistently translate science into medicine has led to six FDA-approved treatments and over a dozen product candidates, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through its proprietary VelociSuite® technologies, including VelocImmune® to yield optimized fully-human antibodies, and ambitious initiatives such as the Regeneron Genetics Center, one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contact Ashleigh Koss Tel: +1 (908) 981-8745	Sanofi Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45

ashleigh.koss@sanofi.com Regeneron Media Relations Contact Sarah Cornhill Tel: +1 (917) 297-1522 sarah.cornhill@regeneron.com	ir@sanofi.com Regeneron Investor Relations Contact Manisha Narasimhan, Ph.D. Tel: +1 (914) 847-5126 manisha.narasimhan@regeneron.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2017. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Regeneron Forward-Looking Statements and Use of Digital Media

This press release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation Praluent® (alirocumab) Injection; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates and new indications for marketed products, such as the potential approval of the supplemental Biologics License Application (“sBLA”) for Praluent discussed in this news release by the U.S. Food and Drug Administration (“FDA”); whether the proposed update to the Prescribing Information for Praluent outlined in the sBLA will be acceptable to the FDA and result in any changes to such Prescribing Information; unforeseen safety issues resulting from the administration of products and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s product candidates in clinical trials; the extent to which the results from the research and development programs conducted by Regeneron or its collaborators may be replicated in other studies and lead to therapeutic applications; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products (such as Praluent), research and clinical programs, and business, including those relating to patient privacy; determinations by regulatory and administrative governmental authorities (such as the FDA) which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates, including without limitation Praluent; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of Regeneron’s products and product candidates; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; the ability of Regeneron’s collaborators, suppliers, or other third parties to perform filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s products and product candidates; the availability and extent of reimbursement of the Company’s products (such as Praluent) from third-party payers, including private payer healthcare and insurance programs, health maintenance organizations, pharmacy benefit management companies, and government programs such as Medicare and Medicaid; coverage and reimbursement determinations by such payers and new policies and procedures adopted by such payers; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success; and risks associated with intellectual property of other parties and pending or future litigation relating thereto, including without limitation the patent litigation proceedings relating to EYLEA® (aflibercept) Injection, Dupixent® (dupilumab) Injection, and Praluent, the ultimate outcome of any such litigation proceedings, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron’s filings with the U.S. Securities and Exchange Commission, including its Form 10-Q for the quarterly period ended June 30, 2018. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Regeneron uses its media and investor relations website and social media outlets to publish important information about the Company, including information that may be deemed material to investors. Financial and other information about Regeneron is routinely posted and is accessible on Regeneron’s media and investor relations website (http://newsroom.regeneron.com) and its Twitter feed (http://twitter.com/regeneron).